LPBP Inc.
Financial Statements
January 31, 2009
(Unaudited)

Notice to Reader:

The accompanying unaudited financial statements of LPBP Inc. for the period ended January 31, 2009 have been prepared by management and approved by the Audit Committee of the Company. These statements have not been reviewed by the Company’s independent auditors.

Sincerely,

/s/ John Anderson

John Anderson
President and CEO
March 25, 2009

Statements of Financial Position
[Unaudited]

As at	January 31	October 31
[Thousands of Canadian dollars]	2009	2008
Assets
Cash	$1,419	$1,471
Prepaid expenses	25	50
Income taxes receivable	470	573
Assets held in trust with MDS Inc. [note 2]	107,405	107,017
Total assets	$109,319	$109,111

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities [note 5]	$48	$61
	48	61
Shareholders’ equity [note 3]
Common shares – Class A	-	-
Common shares – Class B	9,763	9,763
Retained earnings	99,508	99,287
	109,271	109,050
Total liabilities and shareholders’ equity	$109,319	$109,111
The accompanying notes form an integral part of these interim consolidated financial statements.

On behalf of the Board of Directors:

/s/ Edward E. McCormack EDWARD E. MCCORMACK Chairman of the Board and Director	/s/ Mitchell J. Kostuch MITCHELL J. KOSTUCH Director

Statements of Income and Comprehensive Income
[Unaudited]

	Three months ended January 31
[Thousands of Canadian dollars, except per share amounts]	2009	2008

General and administration	$(100)	$(93)
Loss before income taxes and interest	(100)	(93)
Interest income [note 2]	424	1,659
Income before income taxes	324	1,566
Income taxes – current	(103)	(531)
Net income and comprehensive income	$221	$1,035
Earnings per share - basic and diluted [note 4]	$-	$-

The accompanying notes form an integral part of these interim consolidated financial statements.

Statements of Retained Earnings
[Unaudited]

	Three months ended January 31
[Thousands of Canadian dollars]	2009	2008
Retained earnings, beginning of period	$99,287	$95,811
Net income and comprehensive income	221	1,035
Retained earnings, end of period	$99,508	$96,846

The accompanying notes form an integral part of these interim consolidated financial statements.

Statements of Cash Flows
[Unaudited]

	Three months ended January 31
[Thousands of Canadian dollars]	2009	2008
Operating activities
Net income for the period	$221	$1,035
Item not affecting current cash flows:
Future income tax expense	-	(8,250)
	221	(7,215)
Changes in non-cash working capital balances relating to operations:
Prepaid expenses	25	27
Accounts payable and accrued liabilities	(13)	(33)
Income taxes receivable	103	(41,335)
	115	(41,341)
Investing activities
Decrease (increase) in assets held in trust with MDS Inc.	(388)	48,469
	(388)	48,469
Net decrease in cash position during the period	(52)	(87)
Cash position, beginning of period	1,471	345
Cash position, end of period	$1,419	$258

The accompanying notes form an integral part of these interim consolidated financial statements.

Notes to Financial Statements
[unaudited]
[All amounts in thousands of Canadian dollars, except where noted]

1.	Summary of Significant Accounting Policies

These unaudited interim consolidated financial statements of LPBP Inc. (LPBP or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application disclosed in the Company’s 2008 audited annual financial statements for the year ended October 31, 2008.  These interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended October 31, 2008 as these interim financial statements do not include all of the disclosures in the audited financial statements.

2.	Assets held in trust with MDS Inc.

Pursuant to a May 2004 plan of arrangement (the Arrangement), the Company entered into an agreement with MDS Inc. (MDS) which resulted in a reorganization of the Company's business (the Blood Products Business) and MDS's Ontario clinical laboratories services business (Labs LP).  Shareholders, other than MDS, hold 0.44% of the equity shares and 52.5% of the voting shares of the Company.  MDS, a related party, holds 99.56% of the equity shares and 47.5% of the voting shares of the Company.

On October 4, 2006, MDS agreed to sell its Canadian diagnostics business in a transaction valued at $1.3 billion (the MDS Sale). MDS’s Canadian diagnostics business included its general partnership interest in the business of Labs LP. To effect this transaction, MDS Laboratory Services Inc. (MDS Labs), the general partner of Labs LP, proposed the sale by Labs LP of the business and assets associated with the labs business (the Partnership Sale). The Company was the sole limited partner of Labs LP and was entitled to receive 99.99% of the net income of Labs LP.

On February 23, 2007, the Partnership Sale was completed whereby Labs LP sold its assets for gross proceeds of approximately $756 million with a net gain of approximately $691 million.  As a result of the Partnership Sale, Labs LP was dissolved.  Due to this dissolution, certain assets owned by Labs LP, including cash of approximately $156 million were transferred in        February, 2007 to be held by MDS in trust for the benefit of the Company.  The Company is entitled to the funds held by MDS, as it may require funding for its day to day operations including the payment of income taxes. An amount of $107 million including total interest earned and after the payment of certain income taxes and corporate expenses continues to be held by MDS in trust for the Company as at January 31, 2009  (October 31, 2008 - $107 million).

Effective January 1, 2008, the Company receives interest and investment returns based on the Bank of Canada bank rate less 0.3%. The Company earned interest income of $0.42 million and $1.66 million for the three months ended January 31, 2009 and 2008, respectively.  The Company is subject to interest rate risk with respect to assets held in trust for the Company by MDS.

3.	Share Capital

Authorized
Unlimited number of Class A Shares, without par value; one vote per share, with limited issuance subsequent to May 2004.

Unlimited number of Class B Non-Voting Shares.

Summary of Issued Share Capital:
(Number of shares in thousands)	Common Shares
	Number	January 31 2009	October 31 2008
Shares Issued – Class A Shares Issued – Class B	94,468 11,134,649	- 9,763	- 9,763
Closing balance	11,229,117	9,763	9,763

During the three months ended January 31, 2009 and 2008, the Company did not issue any new shares and no dividends were declared or paid.  During the three months ended                January 31, 2009 and 2008, the Company did not repurchase or cancel any issued shares.

4.	Earnings per Share

The weighted average number of shares for all periods is 11,229,117,000.  The basic and diluted earnings per share for each of the three months ended January 31, 2009 and 2008 were negligible.

5.	Related Party Transactions

MDS is a related party of the Company and the transactions with MDS and its affiliates are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The Company had the following transactions with MDS and its affiliates during the three months ended January 31, 2009 and 2008:
	Three months ended January 31
	2009	2008
Transactions
Interest income	$424	$1,659
General and administration	12	12

As of January 31, 2009 and October 31, 2008, amounts held by MDS in trust and accounts receivable were as follows:

	As at January 31, 2009	As at October 31, 2008
Assets held in trust for the Company by MDS	$107,405	$107,017
Accounts payable and accrued liabilities to affiliates of MDS	24	12